Exhibit 99.1

Canaan Inc. Reports Unaudited Fourth Quarter and Full Year 2022 Financial Results

- Achieves Record-high Bitcoin Mining Computing Power of 3.8EH/s Installed as of February-end 2023 -

BEIJING, March 7, 2023 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced its unaudited financial results for the three months and twelve months ended December 31, 2022.

Fourth Quarter 2022 Operating and Financial Highlights

Total computing power sold was 1.9 million Thash/s, representing a decrease of 45.8% from 3.5 million Thash/s in the third quarter of 2022 and a decrease of 75.8% from 7.7 million Thash/s in the same period of 2021.

Revenues were RMB391.9 million (US$56.8 million), representing a decrease of 59.9% from RMB978.2 million in the third quarter of 2022 and a decrease of 82.1% from RMB2,184.6 million in the same period of 2021.

Mining revenue was RMB72.2 million (US$10.5 million), representing an increase of 16.3% from RMB62.0 million in the third quarter of 2022 and an increase of 368.2% from RMB15.4 million in the same period of 2021.

Full Year 2022 Operating and Financial Highlights

Total computing power sold was 15.1 million Thash/s, representing a year-over-year decrease of 32.4% from 22.3 million Thash/s in 2021.

Revenues were RMB4,378.9 million (US$634.9 million), compared to RMB4,986.7 million in 2021.

Mining revenue was RMB218.6 million (US$31.7 million), compared to RMB21.7 million in 2021.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “We went through a tough fourth quarter as the further sinking bitcoin price during the quarter led to lackluster market demand for mining machines as we expected. Amidst the hard time, we delivered topline results of RMB392 million, exceeding our previous guidance range, thanks to our improved mining business operation and our constant exploration of clients’ needs. To mitigate demand risks during the market downturn, we have been diligently improving and developing our mining business. Our efforts yielded more progress in early 2023 with 3.8 EH/s hash rate installed1 for mining as of the end of February. We strive to endure the present arduous period while simultaneously positioning ourselves for the market’s resurgence. Accordingly, we have made decisive investments in bolstering our production capacity and expanding our mining operations to more varied geographic regions that offer advantageous conditions. We believe the growth of these high-quality assets will bring us tremendous bitcoin rewards and substantially appreciate in value when the bitcoin price increases.”

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“Despite the challenging market environment, 2022 was a notable year of milestones for our company. We expanded globally and established overseas supply chains and headquarters in Singapore. Our teams gained experience in operating our mining business in various overseas locations. We have also debuted our new mining machine series incorporating the latest cutting-edge process node, driving our computing power and efficiency to a new level. Leveraging our extensive understanding of the industry cycle, along with our talented team and valuable experience accumulated over the years, we are confident of overcoming challenges and capturing more market opportunities in the rising bitcoin cycle,” Mr. Zhang concluded.

Mr. James Jin Cheng, Chief Financial Officer of Canaan, stated, “In the fourth quarter of 2022, we achieved better-than-expected total revenues under the severe conditions of low bitcoin price and weak sales demand. Due to improved power supply and better mining operations, revenue from this segment further grew 16% sequentially to RMB72 million, contributing to 18.4% of our topline for the quarter. Our gross loss was partially due to greater depreciation as a result of our growing bitcoin mining fleet. Considering very soft market demand and low selling price, we incurred an additional inventory write-down of RMB205.3 million, which also dampened our gross margin. In conjunction with one-time higher research and development expenses relating to the tape-out for our A13 series, our bottom line suffered losses during the quarter. In preparation for the approaching cyclical upswing in the bitcoin price, we made substantial prepayments to secure wafer production capacity in support of our continued mining scale growth and machine sales. Our enhanced mining machines, wafer supplies, and prepayments demonstrate our investment in key strategies to deploy our computing power in advance, capitalizing on market opportunities to come.”

*Note:

1. Installed Hash Rate (EH/s) is defined as the sum of energized hash rates that are already in operation and hash rates that have been installed on shelves but are not yet energized and connected online. Hash rates are estimates based on the specifications of the Company’s Avalonmade mining machines. All figures are rounded.

Fourth Quarter 2022 Financial Results

Revenues in the fourth quarter of 2022 were RMB391.9 million (US$56.8 million), representing a decrease of 59.9% from RMB978.2 million in the third quarter of 2022 and a decrease of 82.1% from RMB2,184.6 million in the same period of 2021.

Products revenue in the fourth quarter of 2022 was RMB319.6 million (US$46.3 million), representing a decrease of 65.1% from RMB916.0 million in the third quarter of 2022 and a decrease of 85.3% from RMB2,168.9 million in the same period of 2021. The decrease compared to the third quarter of 2022 and compared to the fourth quarter of 2021 were mainly due to the decrease in total computing power sold and the lower selling price, which resulted from the declined bitcoin price. AI product revenue decreased from RMB2.4 million in the third quarter of 2022 to RMB1.6 million (US$0.2 million) in the fourth quarter of 2022.

Mining revenue in the fourth quarter of 2022 was RMB72.2 million (US$10.5 million), representing an increase of 16.3% from RMB62.0 million in the third quarter of 2022 and an increase of 368.2% from RMB15.4 million in the same period of 2021. The increases in mining revenue over the third quarter of 2022 and the fourth quarter of 2021 were mainly attributable to the increased computing power energized for mining.

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Cost of revenues in the fourth quarter of 2022 was RMB622.8 million (US$90.3 million), representing a decrease of 17.9% from RMB758.9 million in the third quarter of 2022 and a decrease of 10.7% from RMB697.6 million in the same period of 2021. The sequential and year-over-year decreases in cost of revenues were in-line with the decrease of product revenue and were partially offset by RMB205.3 million of inventory write-down recorded and RMB74.9 million of depreciation for mining machines deployed for the Company’s mining business in the fourth quarter of 2022.

Gross loss in the fourth quarter of 2022 was RMB230.9 million (US$33.5 million), compared to a gross profit of RMB219.3 million in the third quarter of 2022 and a gross profit of RMB1,486.9 million in the same period of 2021.

Total operating expenses in the fourth quarter of 2022 were RMB393.5 million (US$57.0 million), representing an increase of 43.1% from RMB275.0 million in the third quarter of 2022 and an increase of 43.8% from RMB273.7 million in the same period of 2021.

Research and development expenses in the fourth quarter of 2022 were RMB223.5 million (US$32.4million), representing an increase of 89.3% from RMB118.1 million in the third quarter of 2022 and an increase of 99.5% from RMB112.0 million in the same period of 2021. The sequential increase was primarily attributable to RMB96.0 million one-off research and development expenditure for A13 series products. The year-over-year increase was primarily attributable to increased research and development costs for new products and increased staff costs in technology-related departments, partially offset by decreased share-based compensation expenses. Research and development expenses in the fourth quarter of 2022 also included share-based compensation expenses of RMB14.1 million (US$2.1 million).

Sales and marketing expenses in the fourth quarter of 2022 were RMB7.6 million (US$1.1 million), representing a decrease of 46.5% from RMB14.2 million in the third quarter of 2022 and a decrease of 75.2% from RMB30.7 million in the same period of 2021. The sequential and year-over-year decreases were mainly due to decreased staff costs. Sales and marketing expenses in the fourth quarter of 2022 also included share-based compensation expenses of RMB4.4 million (US$0.6 million).

General and administrative expenses in the fourth quarter of 2022 were RMB162.4 million (US$23.5 million), representing an increase of 13.8% from RMB142.7 million in the third quarter of 2022 and an increase of 24.0% from RMB131.0 million in the same period of 2021. The sequential increase was mainly due to increased staff costs, partially offset by decreased share-based compensation expenses. The year-over-year increase was mainly due to increased share-based compensation expenses and office expenses, which were partially offset by decreased staff costs. General and administrative expenses in the fourth quarter of 2022 also included share-based compensation expenses of RMB77.6 million (US$11.3 million).

Loss from operations in the fourth quarter of 2022 was RMB624.4 million (US$90.5 million), compared to a loss from operations of RMB55.7 million in the third quarter of 2022 and an income from operations of RMB1,213.2 million in the same period of 2021.

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Non-GAAP loss from operations in the fourth quarter of 2022 was RMB527.8 million (US$76.5 million), compared to a non-GAAP income from operations of RMB49.5 million in the third quarter of 2022 and a non-GAAP income from operations of RMB1,289.6 million in the same period of 2021. Non-GAAP (loss)/income from operations excludes share-based compensation expenses. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Impairment on cryptocurrency in the fourth quarter of 2022 was RMB11.3 million (US$1.6 million), compared to RMB11.3 million in the third quarter of 2022 and nil in the same period of 2021. The impairment was mainly due to the declining bitcoin price during the fourth quarter of 2022.

Foreign exchange gains, net in the fourth quarter of 2022 was RMB26.6 million (US$3.9 million), compared with a gain of RMB101.2 million in the third quarter of 2022 and a gain of RMB4.2 million in the same period of 2021, respectively. The foreign exchange gains were due to the US dollar appreciation against the Renminbi since the second quarter of 2022.

Net loss in the fourth quarter of 2022 was RMB438.3 million (US$63.6 million), compared to a net income of RMB46.1 million in the third quarter of 2022 and a net income of RMB1,196.5 million in the same period of 2021.

Non-GAAP adjusted net loss in the fourth quarter of 2022 was RMB341.8 million (US$49.6 million), compared to a non-GAAP adjusted net income of RMB151.3 million in the third quarter of 2022 and a non-GAAP adjusted net income of RMB1,250.7 million in the same period of 2021. Non-GAAP adjusted net (loss)/income excludes share-based compensation expenses and change in fair value of warrant liability. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Foreign currency translation adjustment, net of nil tax, in the fourth quarter of 2022 was a loss of RMB47.2 million (US$6.8 million), compared with an income of RMB94.0 million in the third quarter of 2022 and a loss of RMB19.9 million in the same period of 2021, respectively. The loss in the fourth quarter of 2022 was due to the US dollar depreciation against the Renminbi during the fourth quarter of 2022.

Basic net loss per American depositary share (“ADS”) in the fourth quarter of 2022 was RMB2.61 (US$0.38). In comparison, basic net earnings per ADS in the third quarter of 2022 and in the same period of 2021 were RMB0.27 and RMB6.90, respectively. Each ADS represents 15 of the Company’s Class A ordinary shares.

Diluted net loss per ADS in the fourth quarter of 2022 was RMB2.61 (US$0.38). In comparison, diluted net earnings per ADS in the third quarter of 2022 and in the same period of 2021 were RMB0.27 and RMB6.81, respectively. Each ADS represents 15 of the Company’s Class A ordinary shares.

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Full Year 2022 Financial Results

Revenues in the full year of 2022 decreased to RMB4,378.9 million (US$634.9 million) from RMB4,986.7 million in 2021. The decrease was mainly due to the decline in total computing power sold, which in turn was the result of bitcoin price drop that began in the middle of 2022.

Products revenue in the full year of 2022 decreased to RMB4,159.6 million (US$603.1 million) from RMB4,956.9 million in 2021. Mining equipment product sales revenue in the full year of 2022 decreased to RMB4,150.2 million (US$601.7 million) from RMB4,939.9 million in 2021, and AI product revenue in the full year of 2022 decreased to RMB9.3 million (US$1.4 million) from RMB17.0 million in 2021.

Mining revenue in the full year of 2022 increased to RMB218.6 million (US$31.7 million) from RMB21.7 million in 2021. The increase was mainly due to the increased computing power energized for mining.

Cost of revenues in the full year of 2022 increased to RMB2,631.0 million (US$381.5 million) from RMB2,136.0 million in the full year of 2021. The increase was mainly due to RMB421.9 million of inventories write-down recorded and a depreciation of RMB198.5 million from the Company’s growing mining machine fleets for the mining business in the full year of 2022.

Gross profit in the full year of 2022 decreased to RMB1,747.9 million (US$253.4 million) from RMB2,850.7 million in the full year of 2021.

Total operating expenses in the full year of 2022 increased to RMB1,190.1 million (US$172.6 million) from RMB1,022.4 million in the full year of 2021.

Research and development expenses in the full year of 2022 increased by 64.2% to RMB546.6 million (US$79.3 million) from RMB332.8 million in the full year of 2021, primarily due to the increased research and development costs for new products and the increased staff costs in technology-related departments, partially offset by decreased share-based compensation expenses.

Sales and marketing expenses in the full year of 2022 decreased to RMB63.0 million (US$9.1 million) from RMB100.5 million in the full year of 2021. The decrease was mainly attributable to decreased staff costs, partially offset by increased share-based compensation expenses.

General and administrative expenses in the full year of 2022 decreased to RMB580.5 million (US$84.2 million) from RMB589.1 million in the full year of 2021. This year-over-year decrease was mainly due to decreased share-based compensation expenses.

Income from operations in the full year of 2022 was RMB557.8 million (US$80.9 million), compared to an income from operations of RMB1,828.3 million in the full year of 2021.

Non-GAAP income from operations in the full year of 2022 was RMB965.2 million (US$139.9 million), compared to RMB2,319.8 million in the full year of 2021.

Impairment on cryptocurrency in the full year of 2022 was RMB53.0 million (US$7.7 million), compared to nil in the full year of 2021.

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Foreign currency translation adjustment, net of nil tax, in the full year 2022 was an income of RMB97.1 million (US$14.1 million), compared to a loss of RMB22.1 million in the full year of 2021.

Net income attributable to ordinary shareholders in the full year of 2022 was RMB658.2 million (US$95.4 million), compared to a net income of RMB2,000.3 million in the full year of 2021.

Non-GAAP adjusted net income in the full year of 2022 was RMB1,041.0 million (US$150.9 million), compared to a non-GAAP adjusted net income of RMB2,301.6 million in the full year of 2021.

Basic net earnings per ADS in the full year of 2022 was RMB3.86 (US$0.56), compared to basic net earnings per ADS of RMB11.90 in the full year of 2021.

Diluted net earnings per ADS in the full year of 2022 was RMB3.83 (US$0.56), compared to diluted net earnings per ADS of RMB11.65 in the full year of 2021.

As of December 31, 2022, the Company held cryptocurrency assets that comprised 757.14 bitcoins, with a carrying value of RMB87.3 million (US$12.7 million).

As of December 31, 2022, the Company had cash and cash equivalents of RMB707.3 million (US$102.5 million), compared to RMB2,684.3 million as of December 31, 2021.

Shares Outstanding

As of December 31, 2022, the Company had a total of 158,327,979 ADSs outstanding, each representing 15 of the Company’s Class A ordinary shares.

Recent Developments

Development of the Company’s mining business

The Company has been developing the bitcoin mining business as the second engine to capitalize on the bitcoin ecosystem and synergize with its bitcoin mining machines sales. As of the end of February 2023, the Company has installed a total hash rate of 3.8EH/s for mining in Central Asia and North America. With the continued operation, the Company expects its total installed mining computing power to be in the range of 5EH/s to 5.5EH/s by the end of the first quarter of 2023. The Company also endeavors to improve the power supply and the energized hash rate to enhance its mining business.

The Company’s Share Repurchase Update

On March 16, 2022, the Company announced that its board of directors authorized a share repurchase program (the “Share Repurchase Program”) under which the Company may repurchase up to US$100 million worth of its outstanding (i) ADSs, each representing 15 Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 24 months starting from March 16, 2022.

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From November 5, 2022, to February 28, 2023, the Company used approximately US$5.2 million to repurchase 1.8 million ADSs. As of February 28, 2023, the Company has repurchased a total of 8.2 million ADSs with an aggregate value of US$27.1 million and an average repurchase price of US$3.32 per ADS under the Share Repurchase Program.

The At-the-Market (“ATM”) Offering

The Company has filed a prospectus supplement, dated November 25, 2022, setting up the at-the-market equity offering program, under which the Company may sell up to an aggregate of US$750,000,000 of its ADSs, each representing fifteen Class A ordinary shares of the Company.

The Company expects the ATM program to be a flexible mechanism for the Company to access public capital markets in the future. The timing and extent of the use of the ATM Program will be at the discretion of the Company. The ADSs will be offered through H.C. Wainwright & Co., LLC as the exclusive sales agent.

Business Outlook

For the first quarter of 2023, the Company expects total net revenues to be approximately RMB450 million (US$65 million), considering the challenging market conditions across the industry. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a conference call at 8:00 A.M. U.S. Eastern Time on March 7, 2023 (or 9:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Canaan Inc. Fourth Quarter and Full Year 2022 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BIf997ef77282c4bc59b8d6ed4a449cf39

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. The Company’s vision is “super computing is what we do, social enrichment is why we do it.” Canaan has a rich experience in chip design and streamlined production in the ASIC field. In 2013, it released and mass produced its first ASIC Bitcoin mining machine. In 2018, Canaan released the world's first 7nm ASIC chip, providing energy efficient computing equipment to the cryptocurrency mining industry. In the same year, Canaan released the world’s first RISC-V architecture commercial edge AI chip, further harnessing the potential of ASIC technology in the field of high-performance computing and artificial intelligence.

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Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F, as amended. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

In evaluating Canaan’s business, the Company uses non-GAAP measures, such as adjusted net income/(loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses and change in fair value of warrant liability. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

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The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted net income is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation and change in fair value of warrant liability have been and may continue to be incurred in Canaan’s business and are not reflected in the presentation of adjusted net income. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

Investor Relations Contact

Canaan Inc.
Ms. Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com

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CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,684,342	707,261	102,543
Restricted cash	47,362	-	-
Accounts receivable, net	367	-	-
Inventories	812,363	1,512,074	219,230
Prepayments and other current assets	1,729,027	1,775,295	257,394
Total current assets	5,273,461	3,994,630	579,167
Non-current assets:
Cryptocurrency	20,310	87,273	12,653
Property, equipment and software	185,566	597,988	86,700
Right-of-use assets, net	30,920	29,600	4,292
Deferred tax assets	99,044	123,150	17,855
Other non-current assets	2,956	17,437	2,528
Non-current financial investment	20,000	20,000	2,900
Total non-current assets	358,796	875,448	126,928
Total assets	5,632,257	4,870,078	706,095
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	143,441	116,333	16,867
Contract liabilities	1,340,731	4,613	669
Income tax payable	148,719	50,340	7,299
Accrued liabilities and other current liabilities	437,394	260,857	37,818
Lease liabilities, current	14,819	16,118	2,337
Total current liabilities	2,085,104	448,261	64,990
Non-current liabilities:
Lease liabilities, non-current	16,292	10,039	1,456
Warrant liability	66,347	-	-
Other non-current liabilities	5,824	4,163	604
Total liabilities	2,173,567	462,463	67,050
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized, 2,804,138,492 shares issued, 2,577,386,552 and 2,496,001,757 shares outstanding as of December 31, 2021 and December 31, 2022, respectively)	1	1	-
Subscriptions receivable from shareholders	(1)	(1)	-
Treasury stocks (US$0.00000005 par value; 226,751,940 shares as of December 31, 2021 and 308,136,735 shares as of December 31, 2022, respectively)	(231,281)	(380,538)	(55,173)
Additional paid-in capital	2,891,134	3,298,531	478,242
Statutory reserves	97,420	102,586	14,874
Accumulated other comprehensive loss	(101,925)	(4,844)	(702)
Retained earnings	803,342	1,391,880	201,804
Total shareholders’ equity	3,458,690	4,407,615	639,045
Total liabilities and shareholders’ equity	5,632,257	4,870,078	706,095

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CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	December 31, 2021	September 30, 2022*	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$
Revenues
Products revenue	2,168,908	915,992	319,558	46,332
Mining revenue	15,409	62,018	72,150	10,461
Other revenues	238	197	218	32
Total revenues	2,184,555	978,207	391,926	56,825
Cost of revenues	(697,606)	(758,871)	(622,831)	(90,302)
Gross profit/(loss)	1,486,949	219,336	(230,905)	(33,477)
Operating expenses:
Research and development expenses	(112,017)	(118,084)	(223,479)	(32,401)
Sales and marketing expenses	(30,712)	(14,249)	(7,629)	(1,106)
General and administrative expenses	(130,995)	(142,690)	(162,375)	(23,542)
Total operating expenses	(273,724)	(275,023)	(393,483)	(57,049)
Income/(loss) from operations	1,213,225	(55,687)	(624,388)	(90,526)
Interest income	1,986	2,948	7,670	1,112
Change in fair value of warrant liability	22,148	-	-	-
Interest expense	246	-	-	-
Impairment on cryptocurrency	-	(11,290)	(11,276)	(1,635)
Foreign exchange gains, net	4,190	101,197	26,583	3,854
Other income, net	4,492	1,719	14,037	2,035
Income/(loss) before income tax expenses	1,246,287	38,887	(587,374)	(85,160)
Income tax (expense)/benefit	(49,758)	7,173	149,042	21,609
Net income/(loss)	1,196,529	46,060	(438,332)	(63,551)
Foreign currency translation adjustment, net of nil tax	(19,930)	94,008	(47,226)	(6,847)
Total comprehensive income/(loss)	1,176,599	140,068	(485,558)	(70,398)
Weighted average number of shares used in per share calculation:
— Basic	2,602,142,223	2,560,879,920	2,515,283,126	2,515,283,126
— Diluted	2,635,116,905	2,580,542,499	2,515,283,126	2,515,283,126
Net earnings/(loss) per share (cent per share)
— Basic	45.98	1.80	(17.43)	(2.53)
— Diluted	45.41	1.78	(17.43)	(2.53)
Share-based compensation expenses were included in:
Cost of revenues	-	481	405	59
Research and development expenses	19,614	14,484	14,138	2,050
Sales and marketing expenses	2,123	5,370	4,383	635
General and administrative expenses	54,627	84,888	77,622	11,254

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The table below sets forth a reconciliation of net income/(loss) to non-GAAP adjusted net income/(loss) for the period indicated:

	For the Three Months Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$
Net income/(loss)	1,196,529	46,060	(438,332)	(63,551)
Share-based compensation expenses	76,364	105,223	96,548	13,998
Change in fair value of warrant liability	(22,148)	-	-	-
Non-GAAP adjusted net income/(loss)	1,250,745	151,283	(341,784)	(49,553)

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CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	For the Years Ended
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
Revenues
Products revenue	4,956,891	4,159,563	603,080
Mining revenue	21,688	218,639	31,700
Other revenues	8,127	705	102
Total revenues	4,986,706	4,378,907	634,882
Cost of revenues	(2,135,961)	(2,630,959)	(381,453)
Gross profit	2,850,745	1,747,948	253,429
Operating expenses:
Research and development expenses	(332,846)	(546,642)	(79,256)
Sales and marketing expenses	(100,467)	(62,966)	(9,129)
General and administrative expenses	(589,107)	(580,523)	(84,168)
Total operating expenses	(1,022,420)	(1,190,131)	(172,553)
Income from operations	1,828,325	557,817	80,876
Interest income	7,310	15,938	2,311
Change in fair value of warrant liability	190,178	24,598	3,566
Investment income	277	-	-
Impairment on cryptocurrency	-	(52,959)	(7,678)
Foreign exchange gains, net	17,890	242,957	35,225
Other income, net	6,410	22,156	3,212
Income before income tax expenses	2,050,390	810,507	117,512
Income tax expense	(50,108)	(152,262)	(22,076)
Net income	2,000,282	658,245	95,436
Foreign currency translation adjustment, net of nil tax	(22,145)	97,081	14,075
Total comprehensive income	1,978,137	755,326	109,511
Weighted average number of shares used in per share calculation:
— Basic	2,521,667,815	2,560,099,001	2,560,099,001
— Diluted	2,576,157,247	2,577,884,667	2,577,884,667
Net earnings per share (cent per share)
— Basic	79.32	25.71	3.73
— Diluted	77.65	25.53	3.70
Share-based compensation expenses were included in:
Cost of revenues	269	990	144
Research and development expenses	99,173	66,065	9,579
Sales and marketing expenses	8,240	16,263	2,358
General and administrative expenses	383,779	324,079	46,987

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The table below sets forth a reconciliation of net income to non-GAAP adjusted net income for the years indicated:

	For the Years Ended
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
Net income	2,000,282	658,245	95,436
Share-based compensation expenses	491,461	407,397	59,068
Change in fair value of warrant liability	(190,178)	(24,598)	(3,566)
Non-GAAP adjusted net income	2,301,565	1,041,044	150,938

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